EXHIBIT 99.1

Neptune Announces Second Quarter Results

  Effective plant capacity surpasses target of 150 metric tons annually
  Q2 sales of $4.4M in line with guidance, Q3 sales funnel strong
  Productivity initiatives generating over $5M annually
  Australian patent office reconfirms validity of Neptune's composition patent
  Mario Paradis appointed Chief Financial Officer

LAVAL, Quebec, Oct. 14, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ:NEPT) (TSX:NTB), announces its financial and operating results for the second quarter ended August 31, 2015. All amounts in Canadian dollars.

"We are seeing improving business fundamentals across the Corporation, with our Sherbrooke plant fully operational, a healthy sales funnel, and increased financial strength," highlighted Jim Hamilton, President and CEO of Neptune. "Our plant is now operating above nameplate capacity and we expect to move towards cash flow neutrality by fiscal year end. This is a reflection of our strategic focus on driving long term profitable growth through continuous improvement and business transformation. Mario Paradis' recent appointment as Chief Financial Officer (CFO) strengthens us further and we are already benefiting from his sound financial leadership."

Second Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $4,371,000 for the three-month period ended August 31, 2015, up 62% from the first quarter ended May 31, 2015 and up 67% over the $2,615,000 recorded in the corresponding prior year quarter
  Adjusted EBITDA1 was negative ($1,620,000) for the current quarter, improving over negative ($3,206,000) for the first quarter ended May 31, 2015 and ($10,132,000) in the prior year
  Net loss was ($1,897,000) for the current quarter, versus ($11,356,000) in the prior year

Consolidated Results

  Consolidated revenues totalled $4,378,000 for the three-month period ended August 31, 2015, up from $2,623,000 for the quarter ended August 31, 2014
  General and administrative (G&A) expenses were $2,638,000 for the quarter, down $3.8 million or 59% from $6,404,000 in the prior year
  Adjusted EBITDA was negative ($3,104,000) for the current quarter, versus negative ($12,875,000) in the prior year
  Net loss was ($2,557,000) for the current quarter, versus a net loss of ($14,848,000) in the prior year

Nutraceutical second quarter revenues were in line with guidance, increasing 62% over the first quarter of the current fiscal year and 67% over the corresponding prior year quarter. Being the krill omega-3 pioneer, Neptune enjoys strong customer and industry recognition and the Corporation is actively re-establishing its market presence.

Neptune also saw a significant year over year increase in adjusted EBITDA and a lower net loss on both a nutraceutical and consolidated basis. The improvement is largely due to a decrease in G&A expenses.

On a consolidated basis the current quarter includes adjusted EBITDA of negative $1.5 million and a net loss of $0.7 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development. In the corresponding prior year quarter, Acasti recorded negative $2.4 million of adjusted EBITDA and a net loss of $3.1 million.

Neptune had consolidated cash and short term investments of $19.2 million as at August 31, 2015. Of this, $3.4 million was for Neptune and $15.8 million was for Acasti.

Year-to-Date Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $7,070,000 for the six-month period ended August 31, 2015, versus $6,250,000 for the six-month period ended August 31, 2014
  Adjusted EBITDA was negative ($4,928,000) for the six-month period ended August 31, 2015, improving over negative ($13,897,000) for the corresponding prior-year period
  Net loss was ($6,564,000) for the six-month period ended August 31, 2015, improving over a net loss of ($17,058,000) for the corresponding prior-year period

Consolidated Results

  Consolidated revenues totalled $7,082,000 for the six-month period ended August 31, 2015, compared to $6,314,000 for the corresponding prior-year period
  Adjusted EBITDA was negative ($8,272,000) for the six-month period ended August 31, 2015, versus negative ($18,647,000) for the corresponding prior-year period
  Net loss was ($7,523,000) for the six-month period ended August 31, 2015, versus a net loss of ($19,217,000) in the corresponding prior-year period

The improvement in adjusted EBITDA and higher net loss is largely due to the same factors outlined for the quarterly results above.

Effective Plant Capacity Surpasses Original Target of 150 Metric Tons Annually

All production concerns at Neptune's Sherbrooke plant are successfully resolved and the effective capacity now surpasses the original 150 metric ton annual target. Product specifications and material handling characteristics are excellent and fully in-line with both customers and Neptune's expectations. Neptune is increasing its sales efforts to ensure customer demand matches plant output going forward.

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures.

Neptune is already seeing the benefits from these initiatives and once fully implemented, they should generate over $5.0 million in savings annually. As such, Neptune should move towards neutral cash flows by fiscal year end as previously announced.

DTC Initiative Launched in Canada

Neptune recently launched a direct to consumer (DTC) initiative in Canada, with the introduction of OCEANO3, a new product containing our premier krill oil, NKO®. OCEANO3 is available exclusively online and is also being offered to Neptune's business to business (B2B) customers looking for a turnkey solution.

"This e-commerce solution is consistent with our strategy to move up the value chain and get closer to the consumer through value added solutions," said Mr. Hamilton. "It also allows us to effectively open up a window into consumer buying behaviours, without disrupting our B2B customers."

Additional product details and ordering information can be found at www.oceano3.com.

Intellectual Property (IP):

Neptune's Australian composition of matter patent (AU2002322233)

In September 2015, the Australian Patent Office announced that Enzymotec's request for an additional re-examination of Neptune's Australian composition of matter patent was denied and that their May 2015 decision finding all Neptune claims to be patentable stood.

As part of Neptune's April 2014 royalty settlement with Enzymotec, their ongoing royalty obligations to Neptune in Australia were dependent on the outcome of the aforesaid review by the Australian Patent Office. With this positive decision, Enzymotec should commence royalty payments based on their Australian krill oil sales.

Neptune's '351 composition of matter patent: Appeal of PTAB Decision

In September 2015, Aker and Enzymotec filed a notice of appeal, thereby initiating the appeal process with the US Court of Appeals for the Federal Circuit, appealing the March 2015 decision by the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO). In their March 2015 decision, the PTAB recognized the patentability of certain claims in Neptune's '351 composition of matter patent. The appeal process is expected to take up to a year to complete.

Outlook

"Looking ahead, we will continue to focus on strong execution and build on the positive momentum we have seen to date," stated Mr. Hamilton. "We are encouraged by our sales funnel and the increased strength of our manufacturing capabilities. As such, we are placing heightened focus on business development to ensure customer demand matches plant output." Nutraceutical sales for the third quarter ended November 30, 2015 are expected to come in higher than Neptune's most recent second quarter ended August 31, 2015.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA, to assess its operating performance. These non-IFRS financial measures are directly derived from the Company's financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

Conference Call Details
Neptune will be holding a conference call on Thursday October 15 at 8:30 AM (ET) to present its results for the second quarter ended August 31, 2015.

Date:	Thursday, October 15, 2015
Time:	8:30 AM Eastern Time
Conference ID:	47207683
Call:	1‐877-380-5664 (within Canada and the U.S.)
1-631-813-4882 (outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

1 See "Caution Regarding Non-IFRS Financial Measures" which follows.

CONTACT: Neptune Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com